KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

AUDITORS’ REPORT ON RECONCILIATION
TO UNITED STATES GAAP

To the Board of Directors of
Great Basin Gold Ltd.

On March 16, 2007 we reported on the consolidated balance sheets of Great Basin Gold Ltd. (the “Company”) as at December 31, 2006 and 2005, and the consolidated statements of operations, deficit and cash flows for the years then ended which are included in the annual report on Form 40-F. In connection with our audits conducted in accordance with Canadian generally accepted auditing standards of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Reconciliation with United States Generally Accepted Accounting Principles - Item 18" included in the Form 40-F. This supplemental note is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada
March 30, 2007

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

GREAT BASIN GOLD LTD.
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles – Item 18
Years ended December 31, 2006 and 2005
(Expressed in Canadian Dollars unless otherwise stated)

Great Basin Gold Ltd. (the “Company”) prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which principles differ in certain respects from those applicable in the United States (“US GAAP”) and from practices prescribed by the United States Securities and Exchange Commission (“SEC”). This “Reconciliation with United States Generally Accepted Accounting Principles — Item 18” note supplements the Company’s financial statements set forth in its annual report on Form 40-F in order to comply with Item 18 under Form 20-F. This note should be read in conjunction with the consolidated financial statements of the Company as at December 31, 2006 and 2005 and for the years then ended which are included elsewhere in the Form 40-F.

Had the Company followed US GAAP, for measurement differences, certain items on the statements of operations, deficit and balance sheets would have been reported as follows:

	As at	As at
	December 31	December 31
	2006	2005
		(restated –
Consolidated Balance Sheets		note (b))

Total assets under Canadian GAAP	$149,918,520	$116,689,495
Adjustments under US GAAP
Investments (b)	64,811	–
Total assets under US GAAP	$149,983,331	$116,689,495

Total liabilities under Canadian GAAP	20,572,823	20,064,205
Adjustments under US GAAP
Recognize warrants issued for property as liability (b)	1,093,000	–
Mark-to-market adjustment on warrants (b)	(74,000)	–
Total liabilities under US GAAP	$21,591,823	$20,064,205

Share capital, warrants and contributed surplus under Canadian
GAAP	$210,573,064	$166,235,846
Adjustments under US GAAP:
Stock-based compensation (a)	2,658,000	2,658,000
Warrants exercised in prior periods (b)	(3,695,159)	(3,695,159)
Recognize warrants issued for property as liability (b)	(1,093,000)	–
Share capital and contributed surplus under US GAAP	$208,442,905	$165,198,687

Deficit under Canadian GAAP	$(81,227,367)	$(69,610,556)
Adjustments under US GAAP:
Stock-based compensation (a)	(2,658,000)	(2,658,000)
Investments (b)	64,811	–
Mark-to-market adjustment on warrants (b)	74,000	45,000
Mark-to-market adjustment on warrants exercised in prior
periods (b)	3,695,159	3,695,159
Reduction of gain on sale of investments due to prior year mark-
to-market adjustment (b)	–	(45,000)
Deficit under US GAAP	$(80,051,397)	$(68,573,397)

GREAT BASIN GOLD LTD.
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles – Item 18
Years ended December 31, 2006 and 2005
(Expressed in Canadian Dollars unless otherwise stated)

	Year ended	Year ended
	December 31	December 31
Consolidated Statements of Operations	2006	2005
Loss for the year under Canadian GAAP	$11,616,811	$1,563,771
Adjustments under US GAAP:
Mark-to-market adjustment on warrants (b)	(74,000)	–
Reduction of gain (loss) on sale of investments
due to prior year mark-to-market adjustment (b)	–	(45,000)
Loss for the year, US GAAP	$11,542,811	$1,518,771

Other comprehensive income:
Adjustment for unrealized holding gain (b)	(64,811)	–
Comprehensive loss	$11,478,000	$1,518,771

Basic and diluted loss per share for the year
under US GAAP	$0.11	$0.02

There are no material differences between Canadian GAAP and US GAAP in the consolidated statements of cash flows for the years ended December 31, 2006 and 2005.

(a)	Stock based compensation

In the year ended December 31, 2003 the Company adopted the fair value based method of accounting for employee stock-based compensation as prescribed by FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). The Company adopted the fair value base method on a prospective basis from January 1, 2003 as permitted by FASB Statement No. 148, “Accounting for Stock-Based Compensation –Transition and Disclosure”, and amendment of FASB Statement No. 123. The prospective adoption of this new US GAAP policy creates no differences with the Company’s stock-based compensation expense reported under Canadian GAAP.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), “"Share-Based Payment” (“SFAS 123(R)”, which is a revision of SFAS 123. SFAS 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Generally, the approach in SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. As the Company currently uses the fair value method to account for all stock option grants this statement did not have any material impact on the financial statements when it was adopted on January 1, 2006.

Prior to 2003 under US GAAP, the Company accounted for its employee stock option plan under the principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and other Interpretations. No compensation expense was recognized under APB 25 because the exercise price of the Company’s employee stock options equalled the market price of the underlying stock on the date of the grant.

For the years ended December 31, 2006 and 2005, there were no differences in stock-based compensation expense in respect of non-employee share options which would be required to be charged to operations under both Canadian and US GAAP.

GREAT BASIN GOLD LTD.
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles – Item 18
Years ended December 31, 2006 and 2005
(Expressed in Canadian Dollars unless otherwise stated)

As SFAS 123 was adopted on a prospective basis, there is $2,658,000 historical difference in contributed surplus and deficit relating to the period prior to adoption.

(b)	Fair value of financial instruments

US GAAP requires investments in available-for-sale securities to be recorded at fair value in accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”). Unrealized gains and losses are recorded in a separate component of shareholders' equity with the year-over-year change, net of the related tax effect, recorded as other comprehensive income (loss), except for declines in fair value that are determined to be other than temporary. These declines in value are charged to the statement of operations, which is similar to Canadian GAAP.

US GAAP requires a company to present comprehensive income (loss) in accordance with SFAS 130, “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income (loss), its components and accumulated balances. Comprehensive income (loss) comprises net income (loss) and all changes to shareholders’ equity except those resulting from investments by owners and distributions to owners. As at December 31, 2006, investments and accumulated other comprehensive income would each increase by $64,811 (2005 – nil) and the change in other comprehensive loss of $64,811 (2005 – nil) would be reflected in other comprehensive loss in the statement of operations.

Under US GAAP, certain warrants held by the Company would be considered derivative financial instruments and would be accounted for under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), until they were exercised. Once exercised, the shares received would be considered available-for-sale securities and would be accounted for under SFAS 115. SFAS 133 requires that all derivative financial instruments be recognized in the financial statements and measured at fair value. Changes in the fair value of a derivative financial instrument are charged to operations.

At December 31, 2005, the fair value of warrants held by the Company was estimated to be $179,000 (2004 – $226,000). Consequently, a mark-to-market loss of $45,000 would have been recorded in 2004 under US GAAP and would decrease the loss on sale of investments in 2005 by an equal and offsetting amount.

Also under US GAAP, warrants issued by the Company that are denominated in currencies other than Canadian dollars would be accounted for as a derivative liability pursuant to SFAS 133. During 2006, the Company issued 2,000,000 of such warrants and assigned the issued warrants a value of $1,093,000. At December 31, 2006, the fair value of these warrants was estimated at $1,019,000 resulting in a mark-to-market gain of $74,000 that would have been recorded under US GAAP.

Similarly, during 2003 and 2004, the Company issued a total of 10.5 million warrants that were denominated in currencies other than Canadian dollars and assigned the warrants an initial value of $13,560,000. These warrants were all exercised in 2003 and January 2005 resulting in a mark-to-market loss of $4,819,962 in 2003 and a mark-to-market gain of $8,515,121 in 2004. As all of these warrants were exercised, the liability recorded was reclassified to share capital.

GREAT BASIN GOLD LTD.
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles – Item 18
Years ended December 31, 2006 and 2005
(Expressed in Canadian Dollars unless otherwise stated)

(c)	Other

	(i)	Canadian GAAP allows the presentation of subtotals for "expenses (income)" and "other income" in the consolidated statement of operations. No such subtotals would be presented under US GAAP.

	(ii)	The following additional information would be presented if these consolidated financial statements were presented in accordance with US GAAP with respect to amounts receivable:

	As At December 31
	2006	2005
General and value added sales taxes	$411,482	$127,857
Other receivables	14,867	80,905
Total	$426,349	$208,762

(d)	Additional disclosures

The Company meets the definition of a development stage enterprise under SFAS 7, “Accounting and Reporting by Development Stage Enterprises” (“SFAS 7”). Pursuant to the rules and regulations of the SEC, a mining company in the exploration stage should not refer to itself as a development stage company in its financial statements, even though such Company should comply with SFAS 7. Under SFAS 7, the Company is required to provide additional disclosures from its date of inception, or the date the Company was reactivated to undertake development stage activities. Consolidated summarized statements of operations and deficit and cash flows since January 1, 1998, the date the Company was considered to be reactivated to undertake development stage activities, to December 31, 2006 are presented as follows:

Period from
January 1, 1998
to December 31, 2006
Consolidated statements of operations and deficit	(restated – note (b))

Mineral property exploration and reclamation	$ 51,488,689
General and administration, salaries, professional fees,
and other	24,956,208
Other income	(7,513,254)

Net loss for the period from January 1, 1998 to
December 31, 2006, being the deficit accumulated
during the exploration stage	68,931,643

Opening deficit accumulated during the development
stage, January 1, 1998	11,119,754

Ending deficit accumulated during the development
stage, December 31, 2006	$ 80,051,397

GREAT BASIN GOLD LTD.
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles – Item 18
Years ended December 31, 2006 and 2005
(Expressed in Canadian Dollars unless otherwise stated)

Period from
January 1, 1998
Consolidated statements of cash flows	to December 31, 2006

Operating activities	$ (57,002,249)
Investing activities	(16,321,280)
Financing activities	105,365,759

Increase in cash and cash and cash equivalents	32,042,230

Cash and cash equivalents – January 1, 1998	1,922,206

Cash and cash equivalents – December 31, 2006	$ 33,964,436

Under FAS 7, the Company’s shareholders’ equity (restated – note (b)) since the date of inception is as follows:

	Common Shares
						Deficit
						accumulated
						during the	Total
	Issue	Number of			Contributed	development	Shareholders'
	Price	shares	Amount	Warrants	surplus	stage	Equity
	$		$	$	$	$	$
Balance, January 1, 1998		14,161,171	22,790,760	–	–	(11,119,754)	11,671,006

Escrow shares	0.01	750,000	7,500	–	–	–	7,500
Exercise of options	1.28	41,875	53,600	–	–	–	53,600
Private placement	2.00	1,704,600	2,983,088	–	–	–	2,983,088
For mineral property interests	1.43	162,500	232,624	–	–	–	232,624
Loan guarantee	2.05	98,125	201,156	–	–	–	201,156
Loss for the year	–	–	–	–	–	(6,819,118)	(6,819,118)
Stock based compensation	–	–	–	–	372,000	-	372,000

Balance, December 31, 1998		16,918,271	26,268,728	–	372,000	(17,938,872)	8,701,856

Exercise of warrants	1.16	1,834,600	2,126,428	–	–	–	2,126,428
Exercise of options	1.17	1,276,800	1,488,069	–	–	–	1,488,069
Private placement	1.30	4,864,335	6,011,841	–	–	–	6,011,841
For donations	2.50	4,000	10,000	–	–	–	10,000
For mineral property interests	1.28	2,825,000	3,606,250	–	–	–	3,606,250
Loss for the year	–	–	–	–	–	(6,313,029)	(6,313,029)
Stock based compensation	–	–	–	–	1,385,000	-	1,385,000

Balance, December 31, 1999		27,723,006	39,511,316	–	1,757,000	(24,251,901)	17,016,415

Exercise of warrants	1.31	5,312,331	6,983,902	–	–	–	6,983,902
Exercise of options	1.30	146,800	190,297	–	–	–	190,297
Private placement	2.00	5,000,000	9,299,145	–	–	–	9,299,145
Loss for the year	–	–	–	–	–	(11,346,645)	(11,346,645)
Stock based compensation	–	–	–	–	41,000	-	41,000

Balance, December 31, 2000		38,182,137	55,984,660	–	1,798,000	(35,598,546)	22,184,114

Share issuance costs	–	–	(31,245)	–	–	–	(31,245)
Loss for the year	–	–	–	–	–	(9,924,906)	(9,924,906)
Stock based compensation	–	–	–	–	860,000	-	860,000

Balance, December 31, 2001	–	38,182,137	55,953,415	–	2,658,000	2,658,000	13,087,963

GREAT BASIN GOLD LTD.
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles – Item 18
Years ended December 31, 2006 and 2005
(Expressed in Canadian Dollars unless otherwise stated)

	Common Shares
						Deficit
						accumulated
						during the	Total
	Issue	Number of			Contributed	development	Shareholders'
	Price	shares	Amount	Warrants	surplus	stage	Equity
	$		$	$	$	$	$

Balance, December 31, 2001 (balance brought
forward)	–	38,182,137	55,953,415	–	2,658,000	2,658,000	13,087,963

Exercise of warrants	1.00	2,257,000	2,257,000	–	–	–	2,257,000
Exercise of options	0.96	679,900	656,018	–	–	–	656,018
Private placement	1.50	5,742,327	7,891,385	–	–	–	7,891,385
Warrants issued for mineral property	–	–	–	295,000	–		295,000
Stock based compensation	–	–	–		374,627		374,627
Loss for the year	–	–	–	–	–	(4,792,089)	(4,792,089)

Balance, December 31, 2002		46,861,364	66,757,818	295,000	3,032,627	(50,315,541)	19,769,904

Exercise of warrants	1.51	6,541,943	7,683,994	–	–	–	7,683,994
Exercise of options	1.43	3,636,600	5,204,175	–	–	–	5,204,175
Private placement	1.80	5,600,000	9,416,731	–	–	–	9,416,731
Shares issued for mineral property	1.38	10,000,000	13,800,000	–	–	–	13,800,000
Exercise of warrants – fair value	–	–	7,019,962	–	–	–	7,019,962
Fair value of stock options exercised	–	–	430,000	–	(430,000)	–	–
Stock based compensation	–	–	–	–	2,131,739	–	2,131,739
Loss for the year	–	–	–	–	–	(13,043,469)	(13,043,469)

Balance, December 31, 2003		72,639,907	110,312,680	295,000	4,734,366	(63,359,010)	51,983,036

Exercise of warrants	1.81	2,137,772	3,785,490	–	–	–	3,785,490
Exercise of options	1.16	835,700	969,580	–	–	–	969,580
Shares issued for mineral property	2.98	11,000,000	32,780,000	–	–	–	32,780,000
Fair value of stock options exercised	–	–	239,915	–	(239,915)	–	–
Warrants expired unexercised	–	–	–	(221,250)	221,250	–	–
Exercise of warrants – fair value	–	–	73,750	(73,750)	–	–	–
Stock based compensation	–	–	–	–	2,473,354	–	2,473,354
Loss for the year	–	–	–	–	–	(3,695,616)	(3,695,616)

Balance, December 31, 2004		86,613,379	148,161,415	–	7,189,055	(67,054,626)	88,295,844

Exercise of warrants	0.91	5,500,000	5,018,062	–	–	–	5,018,062
Exercise of options	0.96	1,572,000	1,509,120	–	–	–	1,509,120
Exercise of warrants – fair value	–	–	2,844,879	–	–	–	2,844,879
Stock based compensation	–	–	–	–	476,156	–	476,156
Loss for the year	–	–	–	–	–	(1,518,771)	(1,518,771)

Balance, December 31, 2005		93,685,379	157,533,476	–	7,665,211	(68,573,397)	96,625,290

Exercise of options	1.49	1,193,000	1,782,510	–	–	–	1,782,510
Shares issued for cash net of issue costs	2.25	11,200,000	23,058,915	–	–	–	23,058,915
Private placement net of issue costs	2.25	3,333,334	7,033,683	–	–	–	7,033,683
Shares issued for mineral property	1.90	4,000,000	7,600,000	–	–	–	7,600,000
Fair value of stock options exercised	–	–	753,849	–	(753,849)	–	–
Compensation warrants	–	–	–	159,000	–	–	159,000
Stock based compensation	–	–	–	–	3,610,110	–	3,610,110
Loss for the year	–	–	–	–	–	(11,478,000)	(11,478,000)

Balance, December 31, 2006		113,411,713	197,762,433	159,000	10,521,472	(80,051,397)	128,391,508

GREAT BASIN GOLD LTD.
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles – Item 18
Years ended December 31, 2006 and 2005
(Expressed in Canadian Dollars unless otherwise stated)

(e)	Impact of recent United States accounting pronouncements:

(i)

In December 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 153, “Exchanges of Non-Monetary Assets - An Amendment of APB Opinion No. 29” ("SFAS 153"). The guidance in APB No. 29, “Accounting for Non-Monetary Transactions” is based on the principle that exchanges of non- monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS 153 amends APB No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non- monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 was effective for the Company’s 2006 fiscal year. The adoption of SFAS 153 had no impact the Company’s financial position, results of operations or cash flows.

(ii)

In March 2005, the EITF issued EITF 04-6, “Accounting for Stripping Costs in the Mining Industry”. The consensus indicated that costs of removing overburden and waste materials ("stripping costs") after production begins, represent variable production costs and should be considered a component of mineral inventory cost subject to the guidance in Chapter 4 of Accounting Research Bulletin No. 43, "Restatement and Revision of Accounting Research Bulletins". EITF 04-6 is effective for fiscal years beginning after December 15, 2005 and upon adoption, can be applied by either retroactively restating prior periods or using a cumulative catch-up adjustment. The adoption of this Statement had no impact the Company’s financial position, results of operations or cash flows.

(iii)

In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20, “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 requires retrospective application to prior periods’ financial statements of a change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 cannot be determined until such time as the Company makes a change in accounting policy.

(iv)

In June 2006, FASB issued Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - An Interpretation of SFAS Statement No. 109”. This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for the Company’s 2007 fiscal year end. The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

GREAT BASIN GOLD LTD.
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles – Item 18
Years ended December 31, 2006 and 2005
(Expressed in Canadian Dollars unless otherwise stated)

(v)

In September 2006, the US Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 which provides guidance on the consideration of the effects of prior year misstatements in quantifying misstatements in current year financial statements. This guidance was applicable for annual statements ending after November 15, 2006 and adoption of this interpretation in 2006 had no impact on the Company’s financial position, results of operations or cash flows.